EXHIBIT 21.1

SUBSIDIARIES OF THE COMPANY

Names	State of Incorporation	D/B/A (if applicable)
The Healthy Edge, Inc	Arizona
Chamberlin Natural Foods, Inc.	Florida	Chamberlin’s Market Café
Health Food Associates, Inc.	Oklahoma	Akin’s Natural Food Market
Hawaiian Natural Water Co., Inc	Delaware
The Beverage Group, Inc.	Delaware
Idaho Water 2009, Inc. (Formerly Trinity Springs, Inc.)	Delaware
AMCON Acquisition Corporation	Delaware